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                             August 31, 2023

       Shuang Wu
       Chief Executive Officer
       WORK Medical Technology LTD
       Floor 23, No. 2 Tonghuinan Road
       Xiaoshan District, Hangzhou City, Zhejiang Province
       The People   s Republic of China

                                                        Re: WORK Medical
Technology LTD
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed August 17,
2023
                                                            File No. 333-271474

       Dear Shuang Wu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-1, Filed August 17, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Net Revenue, page 66

   1. We note sales of masks increased 125.1% for the six months ended March 31, 2023, when compared to the
comparable prior period, Please quantify the impact of (i) the unit price increase in masks, and
of (ii) any foreign currency rate fluctuations, on your increase in sales.
 Shuang Wu
FirstName LastNameShuang
WORK Medical    Technology Wu
                           LTD
Comapany
August 31, NameWORK
           2023        Medical Technology LTD
August
Page 2 31, 2023 Page 2
FirstName LastName
Business
Research and Development (R&D), page 92

2.       We note your disclosure on page 93 regarding your Patent Transfer
Agreements
         with Zhejiang University and the Second Hospital of Jiaxing City. Please expand this disclosure to provide the following information for each agreement, to the extent applicable:

                the nature and scope of intellectual property transferred;
                each parties    rights and obligations;
                the duration of the agreement and royalty term;
                the termination provisions;
                the aggregate amounts paid to date under the agreement;
                the aggregate future potential milestone payments to be paid;
and
                the royalty rates or a royalty range.

Interim Financial Statements
5. Prepaid Expenses and Other Current Assets, page F-39

3. We note the interest-free loan to third party was $2,038,826, $2,032,473 and $1,706,242 for the periods presented and recorded as a current asset for these periods. We also note the amount at March 31, 2023 is significant as it is equal to 41% of your working capital surplus as of the same date. Please address the following:

                Explain to us why the amount was not fully collected as of March 31, 2023 when it was recorded as current as of September 30, 2021;
                Explain to us how you determined the amount is fully collectible as of March 31,
              2023;
                Disclose when you expect the amount to be paid in full; Disclose why the loan was made and identify the party that received the proceeds;
              and
                Correct the date on page 69 from March 31, 2022 to March 31,
2023.
Note 12. Related Party Transactions, page F-43

4.       We note the amount due from Shuang Wu increased from zero to $996,239
and
         it represented the advance to this related party for the Group   s
daily operations or the
         initial public offering costs, including legal fees and accounting fees. Please explain to us in further detail this description, the payment terms of this receivable, and how you determined the amount is collectible. In this regard, if amounts are advanced to this related party for your daily operations or other costs, that appears to imply that these costs are not being recorded on your financial statements. Please revise your disclosure, as appropriate.
 Shuang Wu
WORK Medical Technology LTD
August 31, 2023
Page 3
5. We note on page 125 that you have not paid any compensation to your directors and officers and on page 126 that neither Shuang Wu, your CEO since June
2022,
      nor Ningfang Liang, your CFO since June 2022, own shares in the company. Please explain to us why these officers are working without compensation and whether you expect to pay compensation to them in the future. In addition, explain to us whether the
      $996,239 given to Suang Wu should be recorded as compensation.
6. Please revise your financial statements to reflect the value of the services provided by Baiming Yu, your Chief Operating Officer since June 2022 and beneficial owner of
      50% of your outstanding Ordinary Shares, recorded as an operating expense and additional paid-in capital. Refer to SAB Topic 5.T.
       You may contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

FirstName LastNameShuang Wu                                Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameWORK Medical Technology LTD
                                                           Services
August 31, 2023 Page 3
cc:       Ying Li, Esq.
FirstName LastName